Exhibit 99.1

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2026

Annualized dividend to increase to $2.75 per Class A Common Share
Further de-risked our newbuilding program with $1.0 billion credit facility
100% contract cover for 2026, 98% for 2027, and 74% for 2028

ATHENS, GREECE – November 9, 2026 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and nine-month periods ended September 30, 2026.

Third Quarter of 2026 and Year to Date Highlights and Other Recent Developments

- 3Q 2026 operating revenue of $201.4 million. 9M 2026 operating revenue of $598.1 million.

- 3Q 2026 net income available to common shareholders of $99.2 million, or $2.75 Earnings per Share (“EPS”). 9M 2026 net income available to common shareholders of $279.9 million, or $7.77 EPS.

- 3Q 2026 normalized net income (a non-U.S. GAAP financial measure, described below)3 of $99.3 million, or $2.75 normalized EPS³. 9M 2026 normalized net income of $280.6 million, or $7.79 normalized EPS.

- 3Q 2026 Adjusted EBITDA (a non-U.S. GAAP financial measure, described below)3 of $138.8 million. 9M 2026 Adjusted EBITDA of $403.4 million.

- In October 2026, we agreed a $1.0 billion syndicated loan facility (the “New Facility”) bearing an interest rate of SOFR + 1.5% and a duration of seven years, to finance 15 of our newbuildings. We intend to draw on the New Facility in tranches corresponding to the respective deliveries of the 15 newbuildings. The eight-member syndicate is comprised of Bank of America as Bookrunner, Mandated Lead Arranger, Facility Agent and Security Agent, with ABN-AMRO, Bank of China (Hong Kong) and KFW IPEX as Mandated Lead Arrangers, CaixaBank and CTBC served as Lead Arrangers, with BOCOM (Hong Kong) and First Citizens Bank as Arrangers.

- In October 2026, we announced that, subject to certain conditions precedent being met, we had exercised options to build two mid-size, ultra-high-reefer, wide-beam, latest generation containerships for an aggregate contract price of $163.0 million, scheduled to be delivered in the fourth quarter of 2029. We are in discussions with prospective charterers and lenders to secure employment and financing of the vessels upon delivery from the shipyard.

- In June 2026, we announced that we agreed individual newbuilding contracts for 15 mid-size, ultra-high-reefer, wide-beam, latest-generation containerships for an aggregate purchase price of approximately $1.3 billion. These highly flexible ships have been designed and specified to ensure a superior fit for existing and future market needs, with deliveries scheduled to take place between the fourth quarter of 2028 and the first quarter of 2030. Upon delivery from the respective shipyards, the newbuildings are contracted to commence employment on multi-year charters, with an average TEU-weighted firm charter term of 7.1 years and at rates expected to generate more than $1.0 billion of aggregate Adjusted EBITDA. These 15 newbuildings are expected to be financed with a combination of cash from our balance sheet and the New Facility.

- Added $1.82 billion of contracted revenue during 9M 2026 from new charters and extensions on our existing fleet and initial firm charters for 15 of our newbuildings, bringing total contracted revenue as of September 30, 2026 to $3.4 billion, over a TEU-weighted average remaining duration (assuming median firm charter periods) of 3.5 years.

- Declared a dividend of $0.6875 per Class A common share for the third quarter of 2026, to be paid on December 3, 2026 to Class A common shareholders of record as of November 20, 2026 (the “Third Quarter Dividend”).  The Board of Directors determined that sustained market demand for GSL’s fleet and our success with securing forward fixtures at attractive levels supports a 25.0% ($0.0625 per share) increase in our quarterly supplemental dividend, bringing our total annualized dividends per share to $2.75 ($0.6875 per quarter), commencing with, and reflected in, the Third Quarter Dividend. Paid a dividend of $0.625 per Class A common share for the second quarter of 2026 on September 3, 2026.

- On June 16, 2026, announced updates by two leading credit rating agencies. Moody’s Investor Service maintained our Ba2 Corporate Family Rating and upgraded to a positive outlook from a stable outlook. Kroll Bond Rating Agency maintained our corporate credit rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and stable outlook for our 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”). In addition, on July 7, 2026, S&P Global issued a press release maintaining our Issuer Credit Rating for GSL of BB+, with a stable outlook.

- During April and May of 2026, we entered into agreements for the forward sales of four non-core ships, built 2000 – 2002, for an aggregate price of $65.5 million and an anticipated gain on sale of approximately $33.0 million. Three out of the four ships are scheduled to be delivered to the buyers upon expiry of the vessels’ respective charters: Kumasi and Julie (2,200 TEU, 2002-built) in the first quarter of 2027 and the third quarter of 2027, respectively, and Ian H (5,900 TEU, 2000-built) in the fourth quarter of 2027. On November 4, 2026, Manet (2,200 TEU, 2001-built) was delivered to the buyers. The vessel’s sale price was $13.5 million and the net gain from the sale of vessel was approximately $5.7 million.

- On December 1, 2025, we announced the purchase of three 8,586 TEU Korean-built containerships with ECO upgrades (the “Three Newly Acquired Vessels”) for an aggregate purchase price of $90.0 million. Two of the vessels were delivered to us in December 2025 and the third was delivered to us in January 2026. In June 2026, we entered into a loan agreement with Bank of America for $55.5 million to finance these acquisitions. The loan bears interest at SOFR + 1.40% and has a maturity of five years.

George Youroukos, our Executive Chairman, stated: “Amid continued market and geopolitical volatility throughout the third quarter of 2026, GSL once again benefitted from our focus on maximizing optionality and providing our customers with highly flexible tonnage. With the continuing fragmentation and decentralization of container supply chains liner service networks are being constantly reshaped, meaning that flexibility and agility are increasingly valuable qualities. At the same time, a combination of port congestion, extreme weather events, and freight flow imbalances weighted towards the head-haul trades, has meant that demand for containership capacity has grown even faster than underlying container volume growth. By remaining focused on being responsive, disciplined, and well-positioned to provide our liner customers with the highly specified, mission-critical, mid-sized and smaller containerships that they need to adapt in a dynamic and unpredictable trade environment, we have built a contracted revenue backlog of $3.4 billion over an average of 3.5 years, with 100% coverage for 2026, 98% coverage for 2027 and 74% for 2028. As a result, we are very pleased to further upsize our supplemental dividend by 25%, bringing our overall annualized dividend to $2.75 per common share.

With the disciplined, selective renewal of our fleet as a longstanding priority, and aided by our fortress balance sheet, we have expanded our orderbook of mid-size, ultra-high-reefer, wide beam, latest generation containerships to 17 vessels delivering between late 2028 and early 2030. We have already secured long-term employment for 15 of these ships, together with highly attractive financing. We are confident that these state-of-the-art containerships, which are core assets for the future of the Company, are now materially de-risked and will serve as long-term industry workhorses, providing significant future value and cashflow to GSL.”

Thomas Lister, our Chief Executive Officer, stated: “Optionality, prudence, and discipline continue to be foundational to how we operate. Our capacity to secure an oversubscribed, competitively priced, $1 billion syndicated loan facility comprising eight top-tier banks from around the world comes on the back of our fortress balance sheet and strong relationships throughout the global banking sector. From this enhanced financial footing, and having added over $1.8 billion of contracted revenue during the first nine months of this year, we are pleased to once again increase our quarterly dividend, starting with that to be paid for the third quarter of 2026, to $0.6875 per common share – which amounts to $2.75 on an annualized basis. Through a combination of chartering, fleet renewal, balance sheet optimization, and our upsized quarterly dividend, GSL is positioned to continue to deliver significant value to our shareholders while managing the risks and capitalizing on the opportunities of this cyclical industry and unpredictable macro environment.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Operating Revenues (1)	201,363	192,668	598,131	575,502
Operating Income	103,328	99,203	294,613	329,463
Net Income (2)	99,150	92,635	279,887	306,698
Adjusted EBITDA (3)	138,832	130,191	403,384	396,672
Normalized Net Income (3)	99,286	93,755	280,636	283,181

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses for vessel upgrades or retrofits. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $201.4 million in the third quarter of 2026, up $8.7 million (or 4.5%) on operating revenues of $192.7 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025 and (iii) a non-cash $0.1 million positive effect from straight lining time charter modifications and amortization of intangible liabilities arising on below-market charters. There were 221 days of off-hire in the third quarter of 2026, of which 206 were for scheduled drydockings for seven vessels, compared to 263 days of off-hire in the prior year period, of which 137 were for scheduled drydockings for five vessels. Utilization for the third quarter of 2026 was 96.6% compared to utilization of 95.9% in the prior year period.

For the nine months ended September 30, 2026, operating revenues were $598.1 million, up $22.6 million (or 3.9%) on operating revenues of $575.5 million in the comparative period, mainly due to (i) the net effect of higher rates on charter renewals, (ii) the addition of the Three Newly Acquired Vessels offset by the sales of four vessels in 2025 (Tasman, Keta, Akiteta and Dimitris Y) and (iii) a non-cash $4.6 million positive effect from straight lining time charter modifications and amortization of intangible liabilities arising on below-market charters. There were 549 days of off-hire in the nine-month period ended September 30, 2026, of which 471 were for scheduled drydockings for 11 vessels, compared to 851 days of off-hire and idle time in the prior year period, of which 612 were for scheduled drydockings for 12 vessels. Utilization for the nine-month period ended September 30, 2026, was 97.2% compared to utilization of 95.5% in the prior year period.

Our revenue origin by country, using the respective head office location of each of our charterers as a proxy for origin, for the nine months ended September 30, 2026 and 2025, respectively, was as follows:

Unaudited Revenue origin by country	Nine months ended September 30, 2026		Nine months ended September 30, 2025
	Revenue (USD million)	Percentage of revenue	Revenue (USD million)	Percentage of revenue
Denmark (Maersk)	174.90	29.24%	185.49	32.23%
France (CMA CGM)	117.41	19.63%	104.96	18.24%
Germany (Hapag Lloyd)	111.77	18.69%	110.64	19.23%
Switzerland (MSC)	89.38	14.94%	63.37	11.01%
China, including Hong Kong (COSCO & OOCL)	43.98	7.35%	32.48	5.64%
Israel (ZIM)	38.47	6.43%	51.45	8.94%
Singapore (ONE)	14.64	2.45%	17.65	3.07%
Thailand (RCL Feeder)	7.58	1.27%	1.38	0.24%
USA (Matson)	-	-	5.80	1.00%
Taiwan (Wan Hai)	-	-	2.28	0.40%
Total	598.13	100.00%	575.50	100.00%

The table below shows unaudited fleet utilization data for the three and nine months ended September 30, 2026 and 2025, and for the years ending December 31, 2025, 2024, 2023 and 2022.

	Three months ended		Nine months ended		Year ended
Days	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Ownership days	6,532	6,348	19,375	19,031	25,323	24,937	24,285	23,725
Planned off-hire scheduled drydock	(206)	(137)	(471)	(612)	(816)	(807)	(701)	(581)
Unplanned off-hire	(15)	(126)	(78)	(196)	(262)	(144)	(233)	(460)
Idle time	-	-	-	(43)	(47)	(15)	(62)	(30)
Operating days	6,311	6,085	18,826	18,180	24,198	23,971	23,289	22,654

Utilization	96.6%	95.9%	97.2%	95.5%	95.6%	96.1%	95.9%	95.5%

During the nine-month period ended in September 30, 2026, we completed six drydockings. As of September 30, 2026, five regulatory drydockings were in progress and five further regulatory drydockings are anticipated during 2026.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were down 1.5% to $51.3 million for the third quarter of 2026 or an average of $7,851 per day, compared to $52.1 million in the prior year period, or an average of $8,199 per day, a decrease of $348 per day, or 4.2%. The decrease of $0.8 million was mainly due to (i) a decrease in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule offset by (i) an increase in crew expenses following the continued strength of the market that led to crew shortage, resulting in an increase in crew wages by approximately 6.3% and (ii) the impact of inflation on fees and expenses, including management fees.

For the nine-month period ended September 30, 2026, vessel operating expenses were $161.0 million, or an average of $8,309 per day, compared to $152.6 million in the comparative period, or an average of $8,017 per day, an increase of $292 per day, or 3.6%. The increase of $8.4 million was mainly due to (i) the addition of the Three Newly Acquired Vessels, offset by the sale of four vessels in 2025, (ii) an increase in crew expenses following our decision to increase the number of seafarers on board to improve the vessels’ conditions, (iii) an increase in annual premiums for all P&I Clubs and (iv) the impact of inflation on fees and expenses, including management fees, offset by a decrease in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commissions paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle, and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.9 million for the third quarter of 2026, compared to $7.0 million in the prior year period due to a decrease in voyage administration costs and operational requests from charterers offset by an increase in brokerage commissions on charter renewals at higher rates.

For the nine-month period ended September 30, 2026, time charter and voyage expenses were $19.0 million, or an average of $979 per day, compared to $18.6 million in the comparative period, or $975 per day, an increase of $4 per ownership day, or 0.4% mainly due to (i) increased commissions on charter renewals at higher rates, (ii) an increase in voyage administration costs and operational requests from charterers offset by a decrease in bunkering expenses due to less off-hire days.

Depreciation and Amortization

Depreciation and amortization for the third quarter of 2026 was $33.7 million, compared to $30.7 million in the prior year period. The increase was mainly due to the ten drydockings completed after September 30, 2025, and the addition of the Three Newly Acquired Vessels offset by the sale of Dimitris Y in the fourth quarter of 2025.

Depreciation and amortization for the nine-month period ended September 30, 2026 was $101.3 million, compared to $90.8 million in the comparative period, mainly due to the factors noted above, offset by the sale of four vessels in 2025.

General and Administrative Expenses

General and administrative expenses were $6.2 million in the third quarter of 2026, compared to $3.7 million in the comparative period. The increase was mainly due to the non-cash charge for stock-based compensation expense recognized in relation to the awards of Class A common shares under our Equity Incentive Plan.

General and administrative expenses were $22.2 million for the nine-month period ended September 30, 2026, compared to $12.4 million in the comparative period mainly due to the factors noted above.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.3 million in the first quarter of 2025. None of our vessels were sold during the nine-month period ended September 30, 2026.

Adjusted EBITDA1

Adjusted EBITDA was $138.8 million for the third quarter of 2026, up from $130.2 million for the prior year period, with the net increase being mainly due to increased operating revenues.

Adjusted EBITDA for the nine-month period ended September 30, 2026 was $403.4 million, compared to $396.7 million for the comparative period, an increase of $6.7 million or 1.7% mainly due to the reason noted above.

Interest Expense and Interest Income

Debt as of September 30, 2026 totaled $637.8 million, comprising $307.8 million of secured bank debt collateralized by vessels, $140.0 million of our 2027 Secured Notes collateralized by vessels, and $190.0 million under sale and leaseback financing transactions. As of September 30, 2026, 21 of our vessels were unencumbered.

Debt as at September 30, 2025 totaled $731.6 million, after our acquisition and financing of four vessels, comprising $330.0 million of secured bank debt collateralized by vessels, $192.5 million of 2027 Secured Notes collateralized by vessels, and $209.1 million under sale and leaseback financing transactions. As of September 30, 2025, 17 of our vessels were unencumbered.

Interest and other finance expenses for the third quarter of 2026 were $7.5 million, down from $9.5 million for the prior year period. The decrease was mainly due to $2.4 million of interest expense that was capitalized in our vessels under construction.

Interest and other finance expenses for the nine-month period ended September 30, 2026 were $26.3 million, down from $30.0 million for the prior year period. The decrease was mainly due to (i) $2.4 million of interest expense that was capitalized in our vessels under construction and (ii) interest expense of 2025 included (i) a prepayment fee of $0.2 million following the full repayment of the Macquarie Credit Facility, and (ii) the non-cash write off of deferred financing costs of $0.7 million on the full repayments of the Macquarie Credit Facility, the HCOB-CACIB Credit Facility, and the ESUN Credit Facility.

Interest income for the third quarter of 2026 was $5.8 million, up from $5.4 million for the prior year period, mainly due to higher invested amounts.

Interest income for the nine-month period ended September 30, 2026 was $17.1 million, up from $13.3 million for the prior year period, mainly due to higher invested amounts.

Other income, net

Other income, net was $0.3 million in the third quarter of 2026, down from $1.0 million in the comparative period.

Other income, net was $3.2 million in the nine-month period ended September 30, 2026, down from $5.0 million in the comparative period.

Fair value adjustment on derivatives and other financial instruments

In December 2021, we entered into a USD 1-month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in-line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to one-month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $1.5 million for the nine-month period ended September 30, 2026, was recorded through the statement of income.

In January 2026, we entered into a series of FX Reverse Convertible transactions with UBS AG to hedge our exposure to foreign exchange risk while also achieving improved interest income on deposits. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. We elected the Fair Value Option to measure these instruments.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the third quarter of 2026 was $2.4 million, the same as in the prior year period.

The cost for the nine months ended September 30, 2026 was $7.2 million, the same as in the prior year period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the third quarter of 2026 was $99.2 million. Net income available to common shareholders for the prior year period was $92.6 million.

Earnings per share for the third quarter of 2026 was $2.75, an increase of 6.2% from the earnings per share for the prior year period, which was $2.59.

Net income available to common shareholders for the nine months ended September 30, 2026 was $279.9 million. Net income available to common shareholders for the prior year period was $306.7 million. Net income available to common shareholders for the prior year period included a $28.3 million gain from the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003).

Earnings per share for the nine months ended September 30, 2026 was $7.77, a decrease of 9.7% from the earnings per share for the prior year period, which was $8.60.

Normalized net income1 for the third quarter of 2026 was $99.3 million. Normalized net income for the prior year period was $93.8 million. Normalized earnings per share1 for the third quarter of 2026 was $2.75, an increase of 5.0% from Normalized earnings per share for the prior year period, which was $2.62.

Normalized net income1 for the nine months ended September 30, 2026 was $280.6 million. Normalized net income for the prior year period was $283.2 million. Normalized earnings per share1 for the nine months ended September 30, 2026 was $7.79, a decrease of 1.9% from Normalized earnings per share for the prior year period, which was $7.94.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Fleet

As of September 30, 2026, our fleet consisted of (i) 71 operating containerships and (ii) 17 containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

Operating Containerships

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)
CMA CGM Thalassa (3)	11,040	38,577	2008	CMA CGM	2Q31	3Q31
ZIM Norfolk (1) (4)	9,115	31,764	2015	ZIM	2Q32	4Q32
Anthea Y (1) (5)	9,115	31,890	2015	MSC	4Q28	4Q28
ZIM Xiamen (1) (4)	9,115	31,820	2015	ZIM	3Q32	4Q32
Sydney Express (1) (6)	9,019	31,254	2016	Hapag-Lloyd	3Q28	4Q29
Istanbul Express (1) (6)	9,019	31,380	2016	Hapag-Lloyd	1Q28	3Q30
Bremerhaven Express (1) (6)	9,019	31,319	2015	Hapag Lloyd	2Q28	4Q29
Czech (1) (6)	9,019	31,319	2015	Hapag-Lloyd	2Q28	3Q30
MSC Tianjin (7)	8,603	34,243	2005	MSC (7)	3Q30	1Q31
MSC Qingdao (7)	8,603	34,586	2004	MSC (7)	4Q30	1Q31
GSL Ningbo (8)	8,603	34,340	2004	MSC (8)	3Q30	1Q31
GSL Alexandra (9)	8,599	37,809	2004	Footnote (9)	3Q28	4Q33
GSL Sofia (9)	8,599	37,777	2003	Footnote (9)	3Q28	4Q33
GSL Effie (9)	8,599	37,777	2003	Footnote (9)	3Q28	1Q34
GSL Lydia (9)	8,599	37,777	2003	Footnote (9)	3Q28	3Q33
Lotus A (10)	8,586	33,026	2010	CMA CGM	1Q27	3Q30
Koi (10)	8,586	33,005	2011	CMA CGM	1Q27	3Q30
Cypress (10)	8,586	33,026	2011	CMA CGM	1Q27	3Q30
GSL Eleni (11)	7,847	29,261	2004	Maersk	4Q27	2Q29
GSL Kalliopi (11)	7,847	29,261	2004	Maersk	1Q28	3Q29
GSL Grania (11)	7,847	29,261	2004	Maersk	1Q28	3Q29

Colombia Express (1) (12)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31
Panama Express (1) (12)	7,072	23,424	2013	Hapag-Lloyd	4Q29	4Q31
Costa Rica Express (1) (12)	7,072	23,424	2013	Hapag-Lloyd	2Q29	3Q31
Nicaragua Express (1) (12)	7,072	23,424	2013	Hapag-Lloyd	3Q29	4Q31
Ateti (ex CMA CGM Berlioz) (13)	7,023	26,776	2001	MSC	2Q29	2Q29
Mexico Express (1) (12)	6,918	23,970	2015	Hapag-Lloyd	3Q29	4Q31
Jamaica Express (1) (12)	6,918	23,915	2015	Hapag-Lloyd	3Q29	4Q31
GSL Christen (14)	6,858	27,954	2002	Maersk	4Q27	1Q28
GSL Nicoletta (14)	6,858	28,070	2002	Maersk	1Q28	2Q28
Agios Dimitrios (7)	6,572	24,931	2011	MSC	3Q30	4Q30
GSL Vinia (15)	6,080	23,737	2004	Maersk	1Q28	4Q29
GSL Christel Elisabeth (15)	6,080	23,745	2004	Maersk	1Q28	3Q29
GSL Arcadia (16)	6,008	24,859	2000	Footnote (16)	1Q29	3Q29
GSL Violetta (16)	6,008	24,873	2000	Footnote (16)	1Q29	1Q29
GSL Maria (16)	6,008	24,414	2001	Maersk (16)	1Q30	2Q30
GSL MYNY (16)	6,008	24,876	2000	Footnote (16)	1Q29	2Q29
GSL Melita (16)	6,008	24,859	2001	Footnote (16)	4Q29	4Q29
GSL Tegea (16)	5,994	24,308	2001	Footnote (16)	4Q29	1Q30
GSL Dorothea (16)	5,994	24,243	2001	Footnote (16)	4Q29	4Q29
Ian H (39) (17)	5,936	25,128	2000	COSCO	4Q27	4Q27
GSL Tripoli (18)	5,470	22,109	2009	Maersk	1Q31	3Q32
GSL Kithira (18)	5,470	22,259	2009	Maersk	2Q31	3Q32
GSL Tinos (18)	5,470	22,068	2010	Maersk	1Q31	3Q32
GSL Syros (18)	5,470	22,099	2010	Maersk	1Q31	3Q32
Orca I (19)	5,308	20,633	2006	OOCL (19)	3Q28	4Q28
Dolphin II (19)	5,095	20,596	2007	OOCL (19)	1Q28	2Q28
CMA CGM Alcazar (20)	5,089	20,087	2007	CMA CGM	3Q29	4Q29
GSL Château d’If (20)	5,089	19,994	2007	CMA CGM	4Q29	1Q30
GSL Susan (21)	4,363	17,309	2008	CMA CGM	3Q27	1Q28
CMA CGM Jamaica (21)	4,298	17,272	2006	CMA CGM	1Q28	2Q28
CMA CGM Sambhar (21) (3)	4,045	17,355	2006	CMA CGM	4Q29	1Q30
CMA CGM America (21) (3)	4,045	17,355	2006	CMA CGM	4Q29	1Q30
GSL Rossi (22)	3,421	16,309	2012	Maersk	1Q29	2Q29
GSL Alice (23)	3,421	16,543	2014	CMA CGM	2Q28	3Q28
GSL Eleftheria (24)	3,421	16,642	2013	Maersk	3Q28	4Q28
GSL Melina (25)	3,421	16,703	2013	Maersk	4Q29	1Q30
Athena I (26)	2,980	13,538	2003	MSC	3Q30	3Q30
GSL Valerie (27)	2,824	11,971	2005	ZIM	2Q27	3Q27
GSL Mamitsa (28)	2,824	11,949	2007	RCL	1Q28	2Q28
GSL Lalo (29)	2,824	11,950	2006	MSC	3Q30	3Q30
GSL Mercer (30)	2,824	11,970	2007	ONE	3Q29	4Q29
GSL Elizabeth (31)	2,909	11,530	2006	Maersk	3Q28	4Q28
Newyorker (32)	2,635	11,463	2001	Maersk	2Q27	3Q27
Nikolas (33)	2,635	11,370	2000	CMA CGM	1Q30	2Q30
GSL Chloe (34)	2,546	12,212	2012	ONE	1Q29	2Q29
GSL Maren (35)	2,546	12,243	2014	OOCL	2Q28	3Q28
Maira (33)	2,506	11,453	2000	CMA CGM	1Q30	2Q30
Manet (36)	2,288	11,534	2001	OOCL	4Q26	4Q26
Kumasi (37) (39)	2,220	11,652	2002	MSC	4Q26	1Q27
Julie (38) (39)	2,207	11,731	2002	MSC	3Q27	3Q27

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Off-hire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect off-hire accrued up to September 30, 2026, plus estimated off-hire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual off-hire can only be calculated at the end of each charter, in some cases actual Off-hire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
CMA CGM Thalassa is currently chartered at $47,200 per day. CMA CGM Sambhar and CMA CGM America are currently chartered at $39,250 per day each. CMA CGM Thalassa was forward extended in direct continuation until 2Q - 3Q 2031. CMA CGM Sambhar and CMA CGM America were forward extended in direct continuation to 4Q 2029 - 1Q 2030. The extensions have been concluded on confidential terms and are expected to commence between 4Q 2026 - 2Q 2027.

(4)
Zim Norfolk and Zim Xiamen are currently chartered at $65,000 per day each. Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027 and are expected to generate average annualized Adjusted EBITDA of approximately $13.5 million per ship.

(5)	Anthea Y is fixed for 36 months +/- 30 days and is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $12.6 million.
(6)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship. First 12-month extension options were exercised in 3Q 2025 for Bremerhaven Express and Sydney Express and in 2Q 2026 for Istanbul Express and Czech. Second 12-month extension options were exercised in 3Q 2026 for Bremerhaven Express and Sydney Express.

(7)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate average annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed for 36 – 38 months with the new charters expected to commence between 3Q-4Q 2027. MSC Tianjin, MSC Qingdao and Agios Dimitrios new charters are expected to generate average annualized Adjusted EBITDA of approximately $7.8 million, $7.8 million, and $7.1 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(8)
GSL Ningbo is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $16.5 million. GSL Ningbo is forward fixed for 36 – 38 months with the new charter expected to commence on 3Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $7.8 million.

(9)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia are chartered for 24 months +/- 30 days, commencing 3Q 2026, at a rate expected to generate average annualized Adjusted EBITDA of approximately $8.1 million per ship. Thereafter the ships are chartered for a further 36 – 38 months plus an additional option period of 24 – 26 months (collectively the “New Charters”) at a rate expected to generate average annualized Adjusted EBITDA of approximately $5.6 million per ship. The charterer has the option to cancel the New Charters no later than April 1, 2027.

(10)
Lotus A and Koi were delivered to our fleet on December 12, 2025, and December 29, 2025, respectively. Cypress was delivered on January 9, 2026. Lotus A, Koi and Cypress charters have flexible durations, with latest redeliveries in 3Q 2030, and are expected to generate average annualized Adjusted EBITDA of approximately $3.5 million, $3.1 million, and $3.1 million respectively.

(11)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered to 4Q 2027 – 1Q 2028, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $9.6 million for the firm period, and $8.4 million for the option period.

(12)
Colombia Express, Panama Express, Costa Rica Express, Nicaragua Express, Mexico Express and Jamaica Express are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(13)	Ateti (ex CMA CGM Berlioz) is fixed for 36 – 38 months. The charter commenced in 2Q 2026 and is expected to generate average annualized Adjusted EBITDA of approximately $6.8 million.
(14)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.
(15)
GSL Vinia and GSL Christel Elizabeth are chartered to 1Q – 2Q 2028, after which the charterer has the option to extend each charter for a further 12 – 15 months. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship for the firm period and $5.8 million per ship for the option period.

(16)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. All seven vessels have been forward fixed for 36 – 38 months to a leading liner company (“the New Charters”). The New Charters for GSL Arcadia, GSL Violetta and GSL MYNY commenced in 1Q 2026. The New Charters for GSL Maria, GSL Melita, GSL Tegea and GSL Dorothea are expected to commence between 4Q 2026 and 1Q 2027 following completion of the ships’ respective drydockings. As of September 30, 2026, GSL Melita, GSL Tegea and GSL Dorothea were undergoing drydockings and GSL Maria continued under an existing charter to Maersk at a rate of $12,700 per day. The New Charters are expected to generate average annualized Adjusted EBITDA of approximately $5.6 million per ship.

(17)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(18)
GSL Kithira, GSL Tripoli, GSL Syros and GSL Tinos are currently chartered at $17,250 per day each. GSL Kithira, GSL Tripoli, GSL Syros and GSL Tinos were forward fixed for 38.5 – 41.5 months, after which the charterer has the option to extend each charter for a further 12 months. The new charters are expected to commence between 4Q 2027 and 1Q 2028 and are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship.

(19)	Dolphin II and Orca I are fixed to a leading liner company. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $10.0 million per ship.
(20)
GSL Château d’If is currently chartered at $35,500 per day. GSL Château d’If and CMA CGM Alcazar are forward fixed for 36 – 38 months. CMA CGM Alcazar charter commenced in 3Q 2026 and GSL Château d’If charter is expected to commence in 4Q 2026. The new charters are expected to generate average annualized Adjusted EBITDA of approximately $9.2 million per ship.

(21)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship.

(22)	GSL Rossi is chartered at a rate and is expected to generate average annualized Adjusted EBITDA of approximately $7.5 million.
(23)	GSL Alice is currently chartered at $31,000 per day.
(24)	GSL Eleftheria is currently chartered at $33,000 per day.
(25)
GSL Melina is currently chartered at $29,900 per day. GSL Melina was forward fixed for 35 – 37 months. The new charter is expected to commence in 4Q 2026 and to generate average annualized Adjusted EBITDA of approximately $7.5 million.

(26)
Athena I (ex Athena) is fixed for 24 – 30 months. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.7 million. Athena I was forward fixed for 36 – 38 months. The new charter is expected to commence in 3Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $5.6 million.

(27)	GSL Valerie is currently chartered at $27,000 per day.
(28)	GSL Mamitsa is currently chartered at $28,000 per day.
(29)
GSL Lalo. The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.5 million. GSL Lalo was forward fixed for 36 – 38 months. The new charter is expected to commence in 3Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $5.6 million.

(30)
GSL Mercer is currently chartered at $24,500 per day. GSL Mercer was forward fixed in direct continuation from 1Q 2027 to 3Q 2027, and then further forward fixed for 24 – 26 months. The new charter is expected to generate average annualized Adjusted EBITDA of approximately $5.7 million.

(31)	GSL Elizabeth is currently chartered at $29,000 per day.
(32)	Newyorker is currently chartered at $26,000 per day.
(33)
Maira and Nikolas are currently chartered at $26,000 per day each. Maira and Nikolas were forward fixed for 36 – 38 months. The new charters are expected to commence in 1Q 2027 and are expected to generate average annualized Adjusted EBITDA of approximately $5.9 million per ship.

(34)
GSL Chloe is currently chartered at $24,500 per day. GSL Chloe was forward fixed for 24 – 26 months. The new charter is expected to commence in 1Q 2027 and is expected to generate average annualized Adjusted EBITDA of approximately $6.3 million.

(35)	GSL Maren is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $7.3 million.
(36)	Manet is currently chartered at $24,000 per day.
(37)	Kumasi is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $4.4 million.
(38)	Julie is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $2.9 million.
(39)
During 2Q 2026, the Company entered into agreements for the forward sales of four ships, Ian H, Manet, Kumasi and Julie, for an aggregate sale price of $65.5 million. The ships are scheduled to be delivered to buyers upon expiry of their respective charters 4Q 2026 - 4Q 2027. On November 4, 2026, Manet was delivered to the buyers. Vessel’s sale price was $13.5 million and the net gain from the sale of vessel was approximately $5.7 million.

Newbuildings Under Construction (1)

Vessel Name	Vessel Type	Expected Delivery
Hull 1	Container	4Q28
Hull 2	Container	2Q29
Hull 3	Container	3Q29
Hull 4	Container	2Q29
Hull 5	Container	3Q29
Hull 6	Container	3Q29
Hull 7	Container	3Q29
Hull 8	Container	4Q29
Hull 9	Container	4Q29
Hull 10	Container	4Q29
Hull 11	Container	1Q30
Hull 12	Container	1Q29
Hull 13	Container	1Q29
Hull 14	Container	2Q29
Hull 15	Container	2Q29
Hull 16	Container	4Q29
Hull 17	Container	4Q29

(1)
Upon delivery from the respective shipyards, 15 of the 17 newbuildings are contracted to commence employment on multi-year charters, with an average TEU-weighted firm charter term of 7.1 years and at rates expected to generate more than $1.0 billion of aggregate Adjusted EBITDA.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and nine months ended September 30, 2026 today, Monday, November 9, 2026, at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 2443665

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2025 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2026. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the SEC’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our operating fleet of 71 containerships as of September 30, 2026, had an average age weighted by TEU capacity of 18.7 years. 41 ships are wide-beam Post-Panamax. As of September 30, 2026, our fleet also included 17 newbuilding containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

As of September 30, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, including our newbuildings, was 3.5 years on a TEU-weighted basis. Contracted revenue, including our newbuildings, on the same basis was $3.4 billion. Contracted revenue was $4.3 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.6 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items or items outside of our control.

We believe that the presentation of certain non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.  Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for stock-based compensation, fair value adjustment on derivative assets and other financial instruments, income tax, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

Net income available to Common Shareholders		99,150	92,635	279,887	306,698

Adjust:	Depreciation and amortization	33,653	30,696	101,314	90,817
	Loss/(gain) on sale of vessels	-	14	-	(28,329)
	Amortization of intangible liabilities	(6,496)	(3,355)	(19,168)	(9,888)
	Fair value adjustment on derivative assets and other financial instruments	400	1,106	1,527	3,937
	Interest income	(5,794)	(5,434)	(17,066)	(13,305)
	Interest expense	7,524	9,542	26,303	30,005
	Stock-based compensation	4,518	2,120	15,517	6,364
	Earnings allocated to preferred shares	2,384	2,384	7,152	7,152
	Effect from straight lining time charter modifications	3,493	483	7,918	3,221
	Adjusted EBITDA	138,832	130,191	403,384	396,672

B.  Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED
(thousands of U.S. dollars)
		Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

	Net income available to Common Shareholders	99,150	92,635	279,887	306,698

Adjust:	Fair value adjustment on derivative assets and other financial instruments	400	1,106	1,527	3,937
	Loss/(gain) on sale of vessels	-	14	-	(28,329)
	Accelerated write off of deferred financing charges related to full repayment of ESUN Credit Facility	-	-	-	102
	Accelerated write off of deferred financing charges related to full repayment of Macquarie Credit Facility	-	-	-	216
	Accelerated write off of deferred financing charges related to full repayment of HCOB-CACIB Credit Facility	-	-	-	382
	Prepayment fee on full repayment of Macquarie Credit Facility	-	-	-	175
	Amortization of original issue discount	(264)	-	(778)	-
	Normalized net income	99,286	93,755	280,636	283,181

C.  Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025

EPS as reported (USD)	2.75	2.59	7.77	8.60
Normalized net income adjustments-Class A common shares (in thousands USD)	136	1,120	749	(23,517)
Weighted average number of Class A Common shares	36,096,337	35,757,185	36,035,880	35,651,708
Adjustment on EPS (USD)	0.00	0.03	0.02	(0.66)
Normalized EPS (USD)	2.75	2.62	7.79	7.94

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “should”, “project”, “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the war in Iran and disruption to the Strait of Hormuz, war between Russia and Ukraine; ongoing tensions between Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the disruptions of shipping routes, including due to the closure of the Strait of Hormuz, lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
changes in tariffs, trade barriers, and embargos, including uncertainty surrounding the imposition and legality of  tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•	uncertainties surrounding recently implemented and suspended port fee regimes in the United States and China that may be applicable to a number of our vessels;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	September 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$383,034	$273,876
Time deposits	111,300	199,100
Restricted cash	47,927	50,520
Accounts receivable, net	40,319	49,887
Inventories	19,180	14,600
Prepaid expenses and other current assets	23,259	33,623
Derivative assets and other financial instruments	12,808	5,234
Due from related parties	1,544	148
Total current assets	$639,371	$626,988
NON - CURRENT ASSETS
Vessels in operation	$1,942,160	$1,962,888
Advances for vessels' acquisitions and other additions	5,751	35,961
Vessels under construction	193,370	-
Deferred dry dock and special survey costs, net	112,120	110,936
Other non - current assets	6,540	10,830
Restricted cash and other instruments, net of current portion	93,445	113,600
Total non - current assets	2,353,386	2,234,215
TOTAL ASSETS	$2,992,757	$2,861,203
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$52,721	$61,912
Accrued liabilities	40,456	47,727
Current portion of long-term debt	262,358	147,567
Current portion of deferred revenue	41,537	48,885
Due to related parties	757	692
Total current liabilities	$397,829	$306,783
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$371,373	$541,575
Intangible liabilities-charter agreements	89,947	90,054
Deferred revenue, net of current portion	106,202	121,707
Total non - current liabilities	567,522	753,336
Total liabilities	$965,351	$1,060,119
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 249,000,000 shares with a $0.01 par value 36,040,050 shares issued and outstanding (2025 – 35,913,628 shares)	$360	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2025 – 43,592 shares)	-	-
Additional paid in capital	709,846	694,331
Retained earnings	1,316,938	1,104,617
Accumulated other comprehensive income	262	1,777
Total shareholders' equity	2,027,406	1,801,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,992,757	$2,861,203

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
OPERATING REVENUES
Time charter revenues	$194,867	$189,313	$578,963	$565,614
Amortization of intangible liabilities-charter agreements	6,496	3,355	19,168	9,888
Total Operating Revenues	201,363	192,668	598,131	575,502

OPERATING EXPENSES:
Vessel operating expenses (including related party vessel operating expenses of $6,638 and $6,194 for each of the three-month periods ended September 30, 2026 and 2025, respectively, and $19,627 and $17,660 for each of the nine-month periods ended September 30, 2026 and 2025, respectively)	51,285	52,050	160,997	152,569
Time charter and voyage expenses (including related party time charter and voyage expenses of $2,083 and $2,781 for each of the three-month periods ended September 30, 2026 and 2025, respectively, and $6,560 and $6,500 for each of the nine-month periods ended September 30, 2026 and 2025, respectively)	6,878	6,960	18,966	18,563
Depreciation and amortization	33,653	30,696	101,314	90,817
General and administrative expenses	6,219	3,745	22,241	12,419
Loss/(gain) on sale of vessels	-	14	-	(28,329)
Operating Income	103,328	99,203	294,613	329,463

NON-OPERATING INCOME/(EXPENSES)
Interest income	5,794	5,434	17,066	13,305
Interest and other finance expenses	(7,524)	(9,542)	(26,303)	(30,005)
Other income, net	336	1,030	3,190	5,024
Fair value adjustment on derivative asset and other financial instruments	(400)	(1,106)	(1,527)	(3,937)
Total non-operating expenses	(1,794)	(4,184)	(7,574)	(15,613)
Income before income taxes	101,534	95,019	287,039	313,850
Income taxes	-	-	-	-
Net Income	101,534	95,019	287,039	313,850
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(7,152)	(7,152)
Net Income available to Common Shareholders	$99,150	$92,635	$279,887	$306,698

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net income	$101,534	$95,019	$287,039	$313,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$33,653	$30,696	$101,314	$90,817
Loss/(gain) on sale of vessels	-	14	-	(28,329)
Amortization of derivative assets' premium	336	826	1,384	2,775
Amortization of deferred financing costs	591	720	1,831	2,977
Amortization of original issue discount on instruments	(264)	-	(778)	-
Amortization of intangible liabilities-charter agreements	(6,496)	(3,355)	(19,168)	(9,888)
Fair value adjustment on derivative asset and other financial instruments	400	1,106	1,527	3,937
Prepayment fees on debt repayment	-	-	-	175
Stock-based compensation expense	4,518	2,120	15,517	6,364
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$9,429	$(3,860)	$24,222	$(14,102)
Decrease/(increase) in inventories	3,178	4,693	(4,580)	5,518
Decrease/(increase) in derivative asset and other financial instruments	9,000	-	(12,000)	(194)
(Decrease)/increase in accounts payable and other liabilities	(20,286)	809	(17,490)	14,549
(Increase)/decrease in related parties' balances, net	(219)	666	(1,331)	162
Decrease in deferred revenue	(6,127)	(8,831)	(22,853)	(18,837)
Payments for drydocking and special survey costs	(9,060)	(8,172)	(27,826)	(35,276)
Unrealized foreign exchange loss	3	-	1	-
Net cash provided by operating activities	$120,190	$112,451	$326,809	$334,498
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$-	$(61,541)
Cash paid for vessel expenditures	(1,293)	(2,831)	(2,867)	(12,630)
Advances for vessels' acquisitions and other additions	(129)	(424)	(1,014)	(2,772)
Advances for vessels under construction	(68,795)	-	(193,135)	-
Net proceeds from sale of vessels	-	-	-	53,483
Time deposits and other instruments (acquired)/withdrawn	(850)	(185,500)	87,800	(174,350)
Net cash used in investing activities	$(71,067)	$(188,755)	$(109,216)	$(197,810)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities/sale and leaseback	-	-	55,500	218,500
Repayment of credit facilities/sale and leaseback	(38,626)	(36,892)	(112,409)	(107,781)
Prepayment of debt including prepayment fees	-	-	-	(70,393)
Deferred financing costs paid	-	-	(333)	(2,185)
Class A common shares-dividend paid	(22,560)	(18,809)	(67,566)	(53,615)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(7,152)	(7,152)
Net cash used in financing activities	$(63,570)	$(58,085)	$(131,960)	$(22,626)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(14,447)	(134,389)	85,633	114,062
Cash and cash equivalents and restricted cash at beginning of the period	439,420	496,075	339,340	247,624
Cash and cash equivalents and restricted cash at end of the period	$424,973	$361,686	$424,973	$361,686
Supplementary Cash Flow Information:
Cash paid for interest, net of capitalized interest	7,364	12,247	27,399	35,308
Cash received from interest rate caps	1,315	4,003	5,381	13,136
Non-cash investing activities:
Acquisition of intangibles	-	-	19,061	15,987
Non-cash financing activities:
Unpaid offering costs	-	445	-	445
Unrealized loss on derivative assets/ FX option	(746)	(2,336)	(2,899)	(8,296)